UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

NOMAC ACQUISITION, INC.

CHESAPEAKE ENERGY CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

112211107

(Cusip Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ray Lees, Esq. Commercial Law Group, P.C. 5520 North Francis Avenue Oklahoma City, Oklahoma 73118 Telephone: (405) 232-3001	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation* $376,649,119	Amount of Filing Fee** $43,728.96

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $11.00 cash per share (i) all 28,800,059 shares of common stock of the subject company, which represents all outstanding shares of common stock of the subject company, other than those shares held by Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc. and their wholly owned subsidiaries, as of April 13, 2011, the most practicable date before filing, and (ii) if issued, all 5,440,770 shares of common stock of the subject company that would be issuable upon conversion of the warrant of the subject company that is currently outstanding.
**	The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,728.96	Filing Party:	Nomac Acquisition, Inc. and Chesapeake Energy Corporation
Form or Registration No.:	Schedule TO	Date Filed:	April 26, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011, as amended by the Amendment No. 1 to the Schedule TO filed on May 3, 2011, by the Amendment No. 2 to the Schedule TO filed on May 5, 2011, by the Amendment No. 3 to the Schedule TO filed on May 18, 2011 and by the Amendment No. 4 to the Schedule TO filed on May 20, 2011, and is filed by (i) Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and (ii) Chesapeake. The Schedule TO relates to the tender offer by Purchaser and Chesapeake to purchase all outstanding shares of common stock, par value $0.01 per share (the “Bronco shares”), of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), at $11.00 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “offer”). The offer is made pursuant to the Agreement and Plan of Merger, dated as of April 14, 2011 and amended as of May 17, 2011 (the “merger agreement”), by and among Chesapeake, Purchaser and Bronco.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 5. Capitalized terms used and not otherwise defined in this Amendment No. 5 shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information.

1.	The first paragraph under the sub-heading “—Legal Proceedings” in Section 15 – “Certain Legal Matters; Regulatory Approvals” on page 41 of the Offer to Purchase in the section entitled “The Offer” is hereby amended and restated as follows:

Ten putative class action lawsuits relating to the merger agreement and the transactions contemplated therein have been commenced against Bronco and current members of the Bronco Board, including Bronco’s chief executive officer (the “Individual Defendants”). Six putative class action lawsuits were filed in the District Court of Oklahoma County, Oklahoma (collectively, the “Oklahoma Suits”). All but one of the Oklahoma Suits have been voluntarily dismissed. Four putative class action lawsuits were filed in the Court of Chancery of the State of Delaware (the “Delaware Suits” and together with the one remaining Oklahoma Suit, the “Class Actions”). The Class Actions each seek certification of a class of all holders of Bronco’s common stock and variously allege, among other things, that: (1) the Individual Defendants have breached and continue to breach their fiduciary duties to the stockholders of Bronco; (2) the offer and the merger are unfair to the public stockholders of Bronco as the proposed transactions underestimate the value of Bronco; (3) the Individual Defendants are pursuing a course of conduct that does not maximize the value of Bronco; and (4) Bronco aided and abetted the alleged breaches of duties by the Individual Defendants. The Delaware Suits also name Chesapeake and Purchaser as defendants, in each case alleging that Chesapeake and Purchaser aided and abetted the alleged breaches of duties by the Individual Defendants. On April 29, 2011, one of the Delaware Suits was amended, adding allegations that Bronco’s 14D-9 and Chesapeake’s Schedule TO did not adequately describe the process that resulted in the offer and that Bronco’s 14D-9 did not include adequate information concerning the fairness opinion Johnson Rice & Company L.L.C. provided to the Bronco Board. The Delaware Suits were consolidated into a single action on May 6, 2011. On May 10, 2011, the Oklahoma Suit was stayed in favor of the Delaware Suits. The Class Actions seek, among other things, an injunction prohibiting consummation of the tender offer and the merger, attorneys’ fees and expenses and rescission or damages in the event the proposed transactions are consummated. A preliminary injunction hearing was scheduled in the Delaware Suits for May 19, 2011. We believe the Class Actions are entirely without merit.

On May 17, 2011, the parties to the Delaware Suits informed the Court of Chancery that they had reached an agreement in principle, which, if approved by the Court, would result in the settlement of all claims brought on behalf of the purported class. Pursuant to that agreement: (i) Chesapeake, Bronco and Purchaser have agreed to amend the merger agreement to shorten from twelve (12) months to nine (9) months the period during which, if Bronco enters into a definitive Contract to consummate, or consummates any transaction contemplated by any Takeover Proposal, Bronco must pay Chesapeake the Termination Fee (as those terms are defined in the merger agreement); (ii) Bronco will make additional disclosures in an amendment to its Schedule 14D-9; and (iii) Chesapeake and Purchaser will extend the expiration of the offer from 12:00 midnight New York City time at the end of Monday, May 23, 2011 to 12:00 midnight New York City time at the end of Tuesday, May 31, 2011. The parties have entered into a memorandum of understanding memorializing the key terms of that agreement. The memorandum of understanding is attached as Exhibit (a)(5)(Q) hereto and is incorporated by reference.

On May, 20, 2011, the Delaware Court certified a class consisting of all record and beneficial holders of Bronco common stock as of April 14, 2011, or their successors in interest (the “Class”). Bronco, Chesapeake, Purchaser, and the Individual Defendants, and any of their respective families, parent entities, controlling persons, associates, predecessors, successors, affiliates or subsidiaries, and each and all of their respective past or present officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, underwriters, brokers, dealers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, managers, joint ventures, personal or legal representatives, estates, administrators, predecessors, and successors are excluded from the Class.

On May 27, 2011, the parties to the Oklahoma Suit reached an agreement in principle, which is intended to resolve all issues in that litigation. Pursuant to the agreement: (i) Bronco will make additional disclosures in an amendment to its Schedule 14D-9; and (ii) Chesapeake and Purchaser will extend the expiration of the offer from 12:00 midnight New York City time at the end of Tuesday, May 31, 2011 to 5:00 pm New York City time on Friday, June 3, 2011.

The Individual Defendants, Bronco, Chesapeake and Purchaser have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the alleged wrongful acts, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties.

2.	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Questions and Answers Relating to the Offer” and “Introduction” and in Section 1 — “Terms of the Offer” of the Offer to Purchase in the section entitled “The Offer” is hereby amended and supplemented as follows:

On May 31, 2011, Chesapeake and Purchaser announced that the expiration of the Offer was extended until 5:00 p.m., New York City time, on Friday, June 3, 2011. Accordingly, the term “Expiration Date” means 5:00 p.m., New York City time, on Friday, June 3, 2011, unless further extended, in which event “expiration date” means the latest time and date at which the offer, as so extended, will expire. A copy of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(R) and is incorporated by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(R)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 31, 2011.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2011

NOMAC ACQUISITION, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
	Name:	Domenic J. Dell’Osso, Jr.
	Title:	Executive Vice President and Chief Financial Officer

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Domenic J. Dell’Osso, Jr.
	Name:	Domenic J. Dell’Osso, Jr.
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 26, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011.*

(a)(5)(B)	Press release issued by Chesapeake Energy Corporation on April 26, 2011 announcing commencement of the tender offer.*

(a)(5)(C)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601) (incorporated by reference to Exhibit (a)(5)(B) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(D)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(C) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(E)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398) (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B. Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(G)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687) (incorporated by reference to Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(H)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723) (incorporated by reference to Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(I)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738) (incorporated by reference to Exhibit (a)(5)(H) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(J)	Press release dated April 15, 2011 (incorporated by reference to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 15, 2011).*

(a)(5)(K)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419) (incorporated by reference to Exhibit (a)(5)(I) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(L)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(J) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(M)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6434) (incorporated by reference to Exhibit (a)(5)(K) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(N)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP) (incorporated by reference to Exhibit (a)(5)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(O)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, individually and on behalf of all others similarly situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6432) (incorporated by reference to Exhibit (a)(5)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).*

(a)(5)(P)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 18, 2011.*

(a)(5)(Q)	Memorandum of Understanding, dated as of May 17, 2011 (incorporated by reference to Exhibit (a)(5)(O) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 18, 2011).*

(a)(5)(R)	Joint Press Release issued by Chesapeake Energy Corporation and Bronco Drilling Company, Inc. on May 31, 2011.**

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(2)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(3)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC (incorporated by reference to Exhibit 4 to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(4)	Amendment No. 1, dated as of May 17, 2011, to the Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc.*

(g)	None.

(h)	None.

*	Previously filed

**	Filed herewith